SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Carlos García-Moreno Chief Financial Officer carlos.garciamoreno@amovil.com Daniela Lecuona Torras Investor Relations Office daniela.lecuona@americamovil.com

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

CariTbbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

AMÉRICA MÓVIL’S FOURTH QUARTER OF 2011
FINANCIAL AND OPERATING REPORT

Mexico City, February 9, 2012 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the fourth quarter of 2011.

300M accesses	•	América Móvil finished December with 300 million accesses, of which 242 million were wireless subscribers, 7.4% more than a year before, and 58 million RGUs that increased 12.3% over the period.

New churn policy in Mexico, Colombia and Ecuador	•	Beginning in October we changed the methodology for booking active subscribers in Mexico, Colombia and Ecuador.As we excluded from the subscriber statistics those lines that have not had any air-time recharge during the churn period, our net additions for the fourth quarter came to be only 304 thousand, bringing the figure for the year to 16.7 million.

Postpaid base up 21% YoY	•	In the postpaid segment we added 1.6 million subscribers in the quarter, taking the total for the year to 6.1 million. Our postpaid subscriber base rose 20.5% in 2011.

4Q Revenues up 12% YoY	•	Fourth quarter revenues totaled 182 billion pesos. They were up 12.3% from the year-earlier quarter, with wireless revenues expanding 15.4% and fixed-line revenues 6.8%.

Mobile data revenues +27% YoY	•

At constant exchange rates, mobile data services rose 27% and fixed broadband revenues followed with 15%, while PayTV revenues exhibited a 48% annual increase. Every single product line in the South American block experienced solid revenue growth.

EBITDA up 3.9% YoY	•

EBITDA of 64.5 billion pesos in the fourth quarter was up 3.9% from a year before, contributing to a 15.1% increase in our operating profits, to 38.3 billion pesos. The latter rise also reflects a reduction in depreciation charges, since at the end of 2010 we booked extraordinary charges as we began to integrate the fixed and mobile networks.

Net income of MXP 16Bn	•

Net income came down to 16.3 billion pesos as the depreciation of the peso in the last quarter and the increase in net debt that took place throughout the year to fund the acquisition of stock of Telmex, Telmex Internacional, Net Serviços and StarOne as well as our own stock repurchases brought about an important increase in our comprehensive financing costs.

MXP 71Bn in Distributions	•

Our net debt rose to 321 billion pesos in December from 207 billion at the close of 2010 to help fund 70 billion pesos in stock purchases and 54 billion pesos in share buybacks. Our cash flow from operations more than covered our capital expenditures of 121 billion pesos and dividends of 17 billion.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

América Móvil Fundamentals (IFRS)

	4Q11	4Q10	Var. %
EPS (Mex$) (1)	0.21	0.32	-33.5%
Earning per ADR (US$) (2)	0.31	0.51	-39.5%
Net Income (millions of Mex$)	16,278	25,519	-36.2%
Average Shares Outstanding (billion) (3)	77.18	80.48	-4.1%
Average ADRs Outstanding (millions) (4)	911	1,145	-20.5%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

95% interest in Telmex	On October 11th, we launched a tender offer for all the outstanding shares of Telmex that we did not own, which represented approximately 40% of its stock. The tender offer expired on November 11th. As of January 31st 2012 América Móvil owned 95.17% of Telmex. The acquired shares entailed the payment of 68 billion pesos.

Reductions of MTRs in Mexico	In November, Telcel entered into an agreement with four other operators that sets forth a 25% reduction in mobile termination rates over the period 2011-2014.

Acquisition of Digicel Honduras

On November 30th, we acquired a 100% ownership interest in Digicel Honduras, a company that provides wireless telecommunications services in Honduras. As part of this transaction we sold our operation in Jamaica to an affiliate of Digicel Group Limited.

Launch of Costa Rica	Also in November we began operations in Costa Rica. We are offering mobile voice and data services throughout the country.

First bond issues in Japan and China

Throughout the fourth quarter we placedAmerica Movil bonds in the amount of 2.4 billiondollars-equivalentinseveralmarkets.Weissuedaonebillioneuro,8-yearnote that carries a coupon of 4.125%; a 500 million pound, 15-year bond that pays 5.0% per annum and, in what was our first foray into the Japanese market, we issued 3-year bonds in the amount of 6.9 billion yen with a 1.23% coupon and 5-year bonds totaling 5.1 billion yen that pay 1.53% per annum. At the end of January we also placed our first bond issue in Chinese RMB: a one billion RMB-denominated note with a tenor of three years and a coupon of 3.5%.

América Móvil Subsidiaries as of December 2011

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	Wireless	100.0%	Global Consolidation Method
	Telmex	Wireline	93.3%	Global Consolidation Method
	Sección Amarilla	Other	100.0%	Global Consolidation Method
	Telvista	Other	96.98%(3)	Global Consolidation Method
Argentina	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex	Wireline	97.3%	Global Consolidation Method
Brazil	Claro	Wireless	100.0%	Global Consolidation Method
	Embratel	Wireline	97.6%	Global Consolidation Method
	Net	Cable	87.6%	Equity Method
Chile	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex	Wireline	100.0%	Global Consolidation Method
Colombia	Comcel	Wireless	99.4%	Global Consolidation Method
	Telmex	Wireline	99.4%	Global Consolidation Method
Dominicana	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
Ecuador	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex	Wireline	100.0%	Global Consolidation Method
El Salvador	Claro	Wireless/Wireline	95.8%	Global Consolidation Method
Guatemala	Claro	Wireless/Wireline	99.3%	Global Consolidation Method
Honduras	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
Jamaica	Claro	Wireless	99.6%	Global Consolidation Method
Nicaragua	Claro	Wireless/Wireline	99.6%	Global Consolidation Method
Panama	Claro	Wireless	99.7%	Global Consolidation Method
Paraguay	Claro	Wireless	100.0%	Global Consolidation Method
Peru	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex	Wireline	99.6%	Global Consolidation Method
Puerto Rico	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
Uruguay	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
USA	Tracfone	Wireless	98.2%	Global Consolidation Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.5%
(2) Telmex owns the remaining 2.66% of the stock
(3) AMX owns directly 45%and 51.98% through its subsidiary Telmex and Carso Global Telecom

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Total Accesses
Total accesses +8.3% YoY

We finished December with 299.6 million accesses, 8.3% more than in 2010. This figure comprises 241.8 million wireless subscribers, 29.4 million landlines,15.1million broadband accesses and 13.4 million PayTV units. In South America, the number of fixed lines was up 18.6% year-on-year and that of broadband accesses 27.7%. Our PayTV business exhibited an annual increase of 33.1%.

Wireless Subscribers

242M Wireless subs

América Móvil finished December with 241.8 million wireless subscribers, 7.4% more than at the end of 2010. Net additions for the quarter were 304 thousand. This figure reflects the impact of a change in the methodology for booking active subscribers in Mexico, Colombia and Ecuador. The change of methodology described above resulted in net disconnections of 2.3 million, 2.4 million and 151 thousand in Mexico, Colombia and Ecuador, respectively.

New churn policy in Mexico, Colombia and Ecuador

Pursuant to the new methodology - which is consistent with our conservative standards - we now exclude from the subscriber statistics those lines that have not had anyair-time recharge over a given period, with the corresponding impact on operating metrics. Our strategy has been increasingly oriented towards developing a greater presence in the postpaid sector and seeking out only the best prepaid clients. It is important to note that in the absence of the above-mentioned change, thechurn rates would have been lower in all three cases than they were a year before.

35M postpaid subs, +21% YoY

We gained 1.6 million postpaid net additions in the fourth quarter, taking the net additions for the year to 6.1 million, 23.7% more than the year before. Our postpaid subscriber base was up 20.5% in 2011, to 34.7 million, growing substantially more rapidly than the prepaid one in all our operations save Panama.

2.9M net adds in Brazil

Brazil gained 2.9 million subscribers in the quarter, almost as many as the year before. In Argentina, net additions of 613 thousand more than tripled those of the year-earlier quarter. In each of Central America and the Caribbean, the U.S. and Peru we added approximately half a million subs in the fourth quarter.

Wireless Subscribers as of December 2011
Thousands
Total(1)
Country	Dec'11	Sep'11	Var.%	Dec'10	Var.%
Mexico	65,678	68,002	-3.4%	64,138	2.4%
Brazil	60,380	57,514	5.0%	51,638	16.9%
Chile	5,537	5,361	3.3%	4,871	13.7%
Argentina, Paraguay and Uruguay	20,744	20,123	3.1%	19,637	5.6%
Colombia	28,819	31,197	-7.6%	29,264	-1.5%
Ecuador	11,057	11,209	-1.3%	10,624	4.1%
Peru	11,254	10,756	4.6%	9,686	16.2%
Central America* and Caribbean	18,524	18,021	2.8%	17,417	6.4%
USA	19,762	19,269	2.6%	17,749	11.3%
Total Wireless Lines	241,755	241,451	0.1%	225,024	7.4%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

66M subs in Mexico

At the end of the year our subscriber base comprised 65.7 million subscribers in Mexico,60.4millionin Brazil, 28.8 million in Colombia and 19.6 million in Argentina. We also had 19.8 million clients in the U.S., 18.5 million in Central America and the Caribbean and around 11 million in Ecuador and Peru.

Fixed Revenue Generating Units

58M RGUs, +12% YoY

Revenue generating units (RGUs) topped 58 million in December, 12.3% more than a year before, with those in South America growing 26.4%. PayTV was the fastest-growing segment with an annual increase of 33.1%, with broadband accesses expanding 15.6% and the number of landlines 3.4%.

24M RGUs Brazil, more than in Mexico	At the end of the period we had 23.6 million RGUs in Brazil, 22.8 million in Mexico, 5.8 million in Central America and the Caribbean and 3.5 million in Colombia.

Fixed-Line and Other Accesses (RGUs) as of December 2011
Thousands
Total
Country	Dec'11	Sep'11	Var.%	Dec'10	Var.%
Mexico	22,766	22,950	-0.8%	22,951	-0.8%
Brazil	23,588	22,276	5.9%	18,606	26.8%
Colombia	3,549	3,400	4.4%	2,988	18.8%
Ecuador	174	157	10.4%	108	60.8%
Peru	690	627	10.1%	436	58.3%
Argentina, Paraguay and Uruguay	306	275	11.0%	216	41.4%
Chile	1,030	1,014	1.6%	850	21.1%
Central America and Caribbean	5,781	5,729	0.9%	5,374	7.6%
Tolal RGUs	57,884	56,427	2.6%	51,529	12.3%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

In spite of the increased uncertainty experienced worldwide in the last quarter of 2011 with high financial volatility stemming from the European crisis and a still weak U.S. economy, the tone of the Latin American markets continued to be strong throughout the end of the year even in the face of what appeared to be slowing economic activity in most of the South American block. América Móvil thus posted a 13.0% increase in gross wireless subscriberadditionsinthatquarterrelative totheprioryear—hittingarecordinBrazil at nearly 10 million and continuing strong in Mexico with 9.1 million—continuing to make inroads in the postpaid segment in all operations.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Wireless revenues+15% YoY

Our fourth quarter revenues totaled 182 billion pesos and were 12.3% higher than in the year-earlier quarter, with wireless revenues—which expanded 15.4% year-on-year—accounting for almost two thirds of the total. The quarter’s figures reflect the impact of the sharp depreciation in the quarter of the Mexican peso vis-à-vis the dollar (11%) and most Latin American currencies, the Argentinean peso being the only exception. When expressed at constant exchange rates, and after adjusting for certain reclassifications corresponding to 2010, thequarter’s revenues increased 8.6% from the year before.

Wireless data revenues +27% YoY

Revenue growth was led by mobile data services that rose 27% year-on-year at constant exchange rates with every single region where we operate posting strong numbers. Fixed broadband revenues followed with 15%, while PayTV revenues exhibited a 48% annual increase albeit from a small base. Every single product line in the South American block experienced solid revenue growth while in Mexico a 5% decline in mobile voice revenues arising from the 70% effective reduction in mobile termination rates was added to the ongoing decline in fixed-line revenues. Our geographical and product diversification has served us well by providing a more stable base of revenues.

EBITDA of MXP 65Bn

EBITDA of 64.5 billion pesos in the fourth quarter was up 3.9% from a year before, with strong increases in the Andean countries helping offset small declines in some other countries, including Mexico and Brazil (derived, partly, from the interconection rate reductions in the former and the costs associated to growth of our wireless and PayTV base in the latter). EBITDA was held back somewhat both by subscriber acquisition costs that remained high in the wireless and PayTV space, and by expenses associated with our vast investment program, since we do not capitalize all expenses.

América Móvil’s Income Statement (IFRS)
Millions of Mexican pesos

	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Service Revenues	162,390	144,228	12.6%	602,762	555,421	8.5%
Equipment Revenues	19,573	17,792	10.0%	62,394	56,623	10.2%
Total Revenues	181,963	162,020	12.3%	665,156	612,044	8.7%
Cost of Service	54,038	45,155	19.7%	195,531	171,276	14.2%
Cost of Equipment	29,829	25,919	15.1%	95,063	85,534	11.1%
Selling, General & Administrative Expenses	33,171	28,075	18.2%	118,814	103,373	14.9%
Others	376	721	-47.9%	3,145	3,157	-0.4%
Total Costs and Expenses	117,414	99,869	17.6%	412,552	363,340	13.5%

EBITDA	64,549	62,151	3.9%	252,604	248,704	1.6%
% of Total Revenues	35.5%	38.4%		38.0%	40.6%
Depreciation & Amortization	25,160	27,875	-9.7%	93,997	91,207	3.1%
Employee Profit Sharing	1,060	985	7.6%	4,043	4,120	-1.9%
EBIT	38,329	33,291	15.1%	154,563	153,377	0.8%
% of Total Revenues	21.1%	20.5%		23.2%	25.1%

Net Interest Expense	4,050	3,666	10.5%	13,951	12,972	7.5%
Other Financial Expenses	366	1,104	-66.8%	-8,178	12,001	-168.1%
Foreign Exchange Loss	6,688	-2,069	n.m.	22,382	-5,734	n.m.
Comprehensive Financing Cost (Income)	11,104	2,701	311.1%	28,155	19,239	46.3%
Income & Deferred Taxes	10,370	4,886	112.2%	40,439	36,652	10.3%
Net Income before Minority Interest and Equity Participation in Results of Affiliates minus	16,855	25,704	-34.4%	85,968	97,485	-11.8%
Equity Participation in Results of Affiliates	120	1,020	-88.2%	1,924	1,652	16.5%
Minority Interest	-698	-1,205	42.1%	-5,271	-7,782	32.3%
Net Income	16,278	25,519	-36.2%	82,622	91,355	-9.6%

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Dec '11	Dec '10	Var.%		Dec '11	Dec '10	Var%

Current Assets				Current Liabilities
Cash & Securities	83,364	114,069	-26.9%	Short Term Debt**	32,759	9,039	262.4%
Accounts Receivable	132,751	98,486	34.8%	Accounts Payable	179,614	146,158	22.9%
Other Current Assets	14,261	13,206	8.0%	Other Current Liabilities	56,501	49,455	14.2%
Inventories	34,141	26,082	30.9%		268,874	204,652	31.4%
	264,517	251,842	5.0%
Non Current Assets
Plant & Equipment	466,087	411,820	13.2%
Investments in Affiliates	54,218	50,539	7.3%	Non Current Liabilities
				Long Term Debt	372,099	312,083	19.2%
Deferred Assets				Other Liabilities	33,243	38,698	-14.1%
Goodwill (Net)	73,038	70,919	3.0%		405,343	350,780	15.6%
Intangible Assets	41,538	49,053	-15.3%
Deferred Assets	70,459	57,295		Shareholder's Equity	295,640	336,037	-12.0%
Total Assets	969,857	891,469	8.8%	Total Liabilities and Equity	969,857	891,469	8.8%

Operating profit +15% YoY

Our fourth quarter operating profit came in at 38.3 billion pesos, having increased 15.1% from the prior year helped along by a 9.7% reduction in depreciation charges. The latter resulted from our having booked extraordinary charges at the end of 2010 in various countries, as we began to integrate the fixed and mobile platforms following the acquisition of Telmex Internacional.

Net income down YoY

The depreciation of the peso in the last quarter and the increase in net debt arising from our share buybacks and the purchases of stock of Telmex, Telmex Internacional, Net Serviços and StarOne brought about an increase in our comprehensive financing costs, which totaled 11.1 billion pesos in the quarter. These, in turn, were an important factor in the reduction of our net income to 16.3 billion pesos.

Capex of MXP 121Bn

Our net debt rose to 321 billion pesos in December from 207 billion at the close of 2010 to help fund 70 billion pesos in stock purchases and 54 billion pesos in share buybacks. Our cash flow from operations more than covered our capital expenditures of 121 billion pesos and dividends of 17 billion.

Financial Debt of América Móvil*
Millions of U.S. dollars
	Dec-11	Dec-10
Peso - denominated debt	5,313	6,362
Bonds and other securities	5,309	6,359
Banks and others	4	4
U.S. Dollar - denominated debt	13,601	11,930
Bonds and other securities	11,998	9,250
Banks and others	1,603	2,679
Debt denominated in other currencies	10,024	7,695
Bonds and other securities	8,694	6,003
Banks and others	1,329	1,692
Total Debt	28,938	25,987
*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Mexico

Churn period reduced

In October we adopted a more conservative reporting methodology for wireless subscribers in Mexico. We reduced the churn period to effectively report as active subscribers only those prepaid clients who have made an air-time recharge over a given period. Pursuant to the new reporting conditions, our fourth quarter figures reflect 2.3 million disconnections taking our wireless subscriber base to 65.7 million, 2.4% above last year’s. Notwithstanding the methodological change, ourcommercial activities remain strong having registered 9.1 million gross additions in the quarter, 8.6% more than in the same period of the prior year.

4.8M lines with mobile broadband

We continue to perform well in the postpaid segment, with postpaid net subscriber additions in the period nearly as high as those of the previous year, leading to a 17.3% annual increase in our postpaid base to 7.5 million subs. The adoption of 3G - enabled devices continues at a rapid pace: we already service 4.8 million lines with full broadband connectivity.

Net gains from MNP	Corroborating the preference of consumers, we continue to be a net gainer from number portability, with 251 thousand ported-in lines during the last three months of 2011.

4Q revenues up 3.4% YoY

Our fourth quarter revenues totaled 68.3 billion pesos, exceeding by 3.4% those of the prioryear. Wireless revenues represented 60% of that figure. Net wireless service revenues (after commissions paid to distributors) rose 3.1% whereas fixed-line revenues were up 2.4%. The latter increases were both driven by data revenues since voice revenues were down on both platforms, as the ongoing reduction in fixed-line voice revenues was now accompanied by that in mobile voice revenues brought about by the sharp reduction of mobile termination rates. Resulting from the 20% reduction in the average price per minute of voice, MOUs were up 7.7% relative to a year before and reached 235 minutes per sub, the highest in Latam.

EBITDA margin down 3.3% YoY

The EBITDAof our Mexican operations declined 3.3% from the last quarter of 2010, to 32.8 billion pesos. It represented 48% of total revenues. The reduction had to do with the increase of subscriber acquisition costs—mostly to do with the 9% increase in gross subscriber additions and the depreciation of the peso—the increase in network maintenance and service costs in the two platforms and the impact from lower mobile termination rates.

New promotions in Mexico

In February Telcel launched a new promotion by which any postpaid plan may be increased by 200 minutes per month for a 100-peso additional charge—including tax—in the corresponding monthly rent. When adjusted by the OECD’s purchasing power parity exchange rates (PPP), prices per minute in Mexico rank as the third lowest in the OECD.

Low prices for broadband upgrades

Also in February Telmex offered its broadband clients prices ranging between USD 3.81 and USD 1.53 dollars equivalent for each additional megabit per second (Mbps) in the upgrade of their existing plans by 2, 5 or 10 Mbps. The resulting prices per Mbps are up to 87% lower than those erroneously quoted by the OECD in a recent report.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	68,337	66,092	3.4%	256,237	250,347	2.4%
Wireless Revenues	41,053	40,336	1.8%	152,696	148,059	3.1%
Fixed Line and Other Revenues	28,869	28,179	2.4%	110,842	113,604	-2.4%

EBITDA	32,826	33,933	-3.3%	129,024	132,741	-2.8%
% total revenues	48.0%	51.3%		50.4%	53.0%

EBIT	26,112	26,847	-2.7%	101,560	103,701	-2.1%
%	38.2%	40.6%		39.6%	41.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	65,678	64,138	2.4%
Postpaid	7,460	6,359	17.3%
Prepaid	58,218	57,778	0.8%
MOU	235	219	7.7%
ARPU (MxP)	158	165	-4.2%
Churn (%)	5.6%	3.6%	2.0
Revenue Generating Units (RGUs) *	22,766	22,951	-0.8%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

Net adds triple YoY

Our combined operations in Argentina, Paraguay and Uruguay added 621thousand clients in the quarter—three times more than those obtained the prior year—and finished December with 20.7 million wireless subscribers, 5.6% more than in 2010 with postpaid subscribers growing nearly twice as fast. We also had 306 thousand fixed RGUs, up 41.4% year-on-year driven by broadband services.

4Q Revenues 17% YoY

Revenues for the quarter totaled 3.2 billion Argentinean pesos, having risen 17.4% froma year before. Wireless net servicerevenue growth was slightly higher at 18.0%, with data growing 21.4%. Fixed-line revenues expanded 16.7% mostly on account of increases in long distance revenues.

EBITDA margin at 37.1%

Our fourth quarter EBITDA of 1.2 billion Argentinean pesos was up 4.4% and was equivalent to 37.1% of revenues. The margin was down as a result of higher subscriber growth and certain operating costs that have grown faster than our revenues.

Full year revenues up 20%	For the full year 2011, revenues came in at 11.9 billion Argentinean pesos and EBITDA at 4.8 billion Argentinean pesos, exceeding by 19.9% and 13.9% respectively the figures for 2010.

HSPA+ services	We launched HSPA+services in the region, substantially increasing data transmission speeds for our 3G clients.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	3,174	2,704	17.4%	11,854	9,886	19.9%
Wireless Revenues	2,999	2,556	17.3%	11,184	9,331	19.9%
Fixed Line and Other Revenues	185	159	16.7%	685	580	18.1%

EBITDA	1,174	1,124	4.4%	4,750	4,170	13.9%
% total revenues	37.1%	41.6%		40.2%	42.3%

EBIT	879	859	2.3%	3,861	3,365	14.7%
%	27.8%	31.8%		32.6%	34.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	20,744	19,637	5.6%
Postpaid	2,752	2,499	10.2%
Prepaid	17,992	17,138	5.0%
MOU	153	145	5.7%
ARPU (ARP)	47	41	14.3%
Churn (%)	2.4%	2.4%	(0.0)
Revenue Generating Units (RGUs) *	306	216	41.4%
* Fixed Line and Broadband

Brazil

2.9M net adds in 4Q

Our wireless subscriber base finished December with 60.4 million wireless subscribers—16.9% more than a year before—after adding 2.9 million clients in the quarter and 8.7 million in the full year. In the postpaid segment we gained 597 thousand subs in the quarter taking the total for 2011 to 2.4 million, 54.2% more than a year before. Our postpaid subscriber base reached 12.7 million, representing an annual increase of 23.7%.

10M PayTV accesses

On the fixed-line platform we ended the year with 23.6 million fixed RGUs, anincrease of 26.8% relative to 2010. We added 846 thousand PayTV accesses in the quarter and 2.9 million in the full year to end December with close to 10 million clients, 41.6% more than a year before, whereas broadband accesses climbed 23.6%.

Mobile data revenues+29% YoY

Our fourth quarter revenues, 5.9 billion reais, were 6.3% higher than a year before, with wireless net service revenues (after commissions paid to distributors) increasing 4.6% and fixed-line revenues—which account for 52% of the total—growing 7.8%. Mobile data revenues expanded 28.6% and fixed broadband revenues 15.6%, whereas those coming from PayTV services rose 83.9%.

EBITDA at 1.3 billion reais

The quarter’s EBITDA was down 2.2% to 1.3 billion reais and was equivalent to 22.8% of revenues. The decline in margins was derived from an increase in costs of content, greater maintenance charges—including costs related to the expansion of the network which are not accounted for as Capex—as well as higher operating costs mostly linked to improvements in customer care and the costs associated to growing our wireless base, for the most part, in the postpaid segment.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

EBITDA margin at 26.2%

Revenues for the year exceeded those of the prior year by 6.9%, reaching 22.8 billion reais. Wire-line revenues increased 8.4% and those derived from wireless 5.4%. EBITDA for 2011 was just shy of six billion reais, with the EBITDAmargin at 26.2%.

HSPA+ networks in Brazil

We continue to expand our 3G footprint, and we have upgraded our network to HSPA+. This technology allowed us to, on average, triple the data transmission speed of our wireless data users. Greater capacity was instrumental to increase our data ARPU by 9.1% over the prior year and our MOU by 13.6% to 109 minutes per subscriber. In addition to this, and to improve the experience of our clients, we opened 60 new Customer Care Centers throughout the country.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	5,923	5,575	6.3%	22,803	21,321	6.9%
Wireless Revenues	3,235	3,071	5.4%	12,398	11,764	5.4%
Fixed Line and Other Revenues	3,078	2,856	7.8%	11,967	11,041	8.4%

EBITDA	1,349	1,378	-2.2%	5,976	6,279	-4.8%
% total revenues	22.8%	24.7%		26.2%	29.4%

EBIT	49	-202	124.4%	1,083	1,591	-31.9%
%	0.8%	-3.6%		4.8%	7.5%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	60,380	51,638	16.9%
Postpaid	12,669	10,243	23.7%
Prepaid	47,710	41,394	15.3%
MOU	109	99	10.0%
ARPU (BrL)	17	19	-10.9%
Churn (%)	4.1%	3.1%	0.9
Revenue Generating Units (RGUs) *	23,588	18,606	26.8%
* Fixed Line, Broadband and Television

Colombia

29M subs in Colombia

After adopting more conservative churn policies in Colombia, we trimmed 2.4 million wireless subscribers in the quarter, to 28.8 million clients, 1.5% less than a year before. We will not consider clients that have not made any air-time recharge during a given period. On the fixed-line platform we ended the period with 3.5 million RGUs, 18.8% more than the year before; broadband accesses showed the fastest growth rate: 42.5%.

4Q revenues +18% YoY

Our fourth quarter revenues were up 18.0% annually to 2.4 trillion Colombian pesos.Wireless revenues rose 16.1% powered by data revenue growth of 29.1%. Fixed-line revenues increased 25.7% mostly on the back of voice revenues. Total revenues for 2011 were 8.7 trillion Colombian pesos; they were up 14.5% year-on-year.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone
EBITDA margin at 47.1%

The quarter’s EBITDA, 1.1 trillion Colombian pesos, was 14.8% higher than that of the fourth quarter of 2010. Our EBITDAmargin, 47.1%, was somewhat below that of the previous year partly on account of gross additions that were 14.2% higher.

Full year revenues up 15%

Total revenues for 2011 were 8.7 trillion Colombian pesos and EBITDA 4.2 trillion. They were up 14.5% and 18.3%, respectively. The EBITDA margin, 48.3%, was 1.6 percentage points higher than that of a year before.

INCOME STATEMENT (IFRS)
Colombia
Billions of COP
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	2,358	1,998	18.0%	8,662	7,568	14.5%
Wireless Revenues	1,938	1,669	16.1%	7,131	6,338	12.5%
Fixed Line and Other Revenues	403	320	25.7%	1,471	1,241	18.6%

EBITDA	1,110	967	14.8%	4,183	3,535	18.3%
% total revenues	47.1%	48.4%		48.3%	46.7%

EBIT	798	262	204.2%	2,955	2,120	39.4%
%	33.8%	13.1%		34.1%	28.0%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	28,819	29,264	-1.5%
Postpaid	4,755	4,186	13.6%
Prepaid	24,064	25,078	-4.0%
MOU	216	202	6.9%
ARPU (COP)	17,955	16,882	6.4%
Churn (%)	7.2%	3.7%	3.5
Revenue Generating Units (RGUs) *	3,549	2,988	18.8%
* Fixed Line, Broadband and Television

Chile

RGUs +21% YoY

We added 176 thousand new clients in the fourth quarter bringing the total for the year to 666 thousand. Our wireless subscriber base ended December with 5.5 million wireless subscribers, 13.7% more than the year before; our postpaid subscriber base was up 29.7%. Our fixed-line RGUs rose 21.1% year-on-year and surpassed the one million mark.

4Q Wireless revenues +19% YoY

Revenues for the quarter were up 14.7% year-on-year to 146.3 billion Chilean pesos. Wireless revenues representing just over two thirds of total revenues rose 18.7% on the back of a 35.3% increase in data revenues. On the fixed-line platform, the quarter’s revenues increased 12.1% mostly on account of broadband and PayTV growth.

2011 EBITDA margin at 11%

We obtained EBITDA of nearly five billion Chilean pesos in the fourth quarter with a margin of 3.4%. EBITDA was down from the year before mostly on account of expenses related to investments directed towards the expansion and integration of the networks.

Full year revenues up 17%

Total revenues for the year were 547.9 billion Chilean pesos, exceeding by 17.3% those obtained in 2010, while EBITDA for the full year came in at 43.7 billion Chilean pesos, 21.3% higher than the one registered the year before.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	146,307	127,581	14.7%	547,935	467,180	17.3%
Wireless Revenues	104,305	87,864	18.7%	377,452	309,569	21.9%
Fixed Line and Other Revenues	46,041	41,084	12.1%	181,813	163,076	11.5%

EBITDA	4,950	8,958	-44.7%	43,666	35,984	21.3%
% total revenues	3.4%	7.0%		8.0%	7.7%

EBIT	-31,943	-23,316	-37.0%	-103,008	-79,140	-30.2%
%	-21.8%	-18.3%		-18.8%	-16.9%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	5,537	4,871	13.7%
Postpaid	1,066	822	29.7%
Prepaid	4,471	4,049	10.4%
MOU	222	191	16.3%
ARPU (ChP)	4,727	4,818	-1.9%
Churn (%)	5.9%	5.3%	0.6
Revenue Generating Units (RGUs) *	1,030	850	21.1%
* Fixed Line, Broadband and Television

Ecuador

332K postpa id net adds in 2011

In accordance with the change in methodology for reporting active subscribers in Ecuador, we reduced by 151 thousand clients our subscriber base in the fourth quarter bringing our net additions for the full year to 433 thousand, 332 thousand of them postpaids. We finished December with 11.1 million wireless subscribers, up 4.1% year-on-year, while our postpaid subscriber base increased 25.1%. Our fixed RGUs expanded 60.8% to 174 thousand by year-end, as the number of fixed-lines rose 84.6% and that of broadband and PayTV subscribers increased nearly 50%.

Wireless service revenues +10% YoY

Fourth quarter revenues of 367 million dollars exceeded by 8.6% those of the last quarterof2010.Wireless service revenues were up 10.4% annually, with data revenues growing somewhat faster. Fixed-line revenues increased 28.4%.

4Q EBITDA +15% YoY

Our EBITDA for the quarter of 210 million dollars was equivalent to 57.1% of revenues. It was up 15.0% relative to the same period of the prior year with the EBITDA margin rising 3.2 percentage points.

Full year revenues up 14%	Total revenues for 2011 were 1.4 billion dollars and EBITDA 773 million dollars. They were up 14.2% and 17.4%, respectively. The margin for the year climbed 1.6 percentage points to 55.1%.

Gains from MNP

We registered around 17 thousand net ported-in lines during 2011. Claro has main-tained a positive balance since number portability was implemented in 2009 by virtue of our superior coverage and quality that has granted us the preference of consumers.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	367	338	8.6%	1,403	1,229	14.2%
Wireless Revenues	359	331	8.4%	1,373	1,206	13.8%
Fixed Line and Other Revenues	9	7	28.4%	33	23	42.0%

EBITDA	210	182	15.0%	773	658	17.4%
% total revenues	57.1%	53.9%		55.1%	53.5%

EBIT	142	126	12.0%	521	439	18.9%
%	38.5%	37.3%		37.2%	35.7%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	11,057	10,624	4.1%
Postpaid	1,657	1,324	25.1%
Prepaid	9,401	9,300	1.1%
MOU	168	167	1.0%
ARPU (US$)	9	9	4.3%
Churn (%)	2.6%	2.1%	0.5
Revenue Generating Units (RGUs) *	174	108	60.8%
* Fixed Line, Broadband and Television

Peru

Net adds +27% YoY

Net additions for the period, 498 thousand, were 27.1% higher than those of the year before; a third of the quarter’s additions was postpaid. We finished the year with 11.3 million wireless subscribers; 16.2% more than at the end of 2010, with our post-paid base increasing 51.4%. On the fixed-line platform, RGUs soared 58.3% over the precedent year to 690 thousand as voice accesses more than doubled over the period.

Wireless data revenues + 51% YoY

Our fourth quarter revenues totaled 951 million soles, surpassing by 11.5% those of the same period of last year. Wireless revenues increased 11.0% led by data revenues that surged 50.9%. Fixed line revenues, which account for only 15% of the total, were up 17.7% year-on-year.

EBITDA margin +4.6pp to 46.7%	Our EBITDA for the quarter totaled 444 million soles and was up 23.7% annually. The EBITDA margin stood at 46.7% of revenues, as the margin climbed 4.6 percentage points from the year-earlier quarter.

Full year revenues up 15%

2011 revenues of 3.6 billion soles were 14.8% higher than a year before with wireless service revenues and fixed revenues growing at a some what high errate. EBITDA for the year increased 21.6% to 1.7 billion soles. It was equivalent to 46.5% of revenues, 2.6 percentage points more than a year before.

Decline in MTRs	The telecom regulator determined that beginning in December 30th, the fixed-to-mobile rate was to be reduced from 0.78 soles on average to around 0.30 soles per minute.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
Perú
Millions of Soles
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	951	853	11.5%	3,594	3,129	14.8%
Wireless Revenues	831	749	11.0%	3,171	2,764	14.7%
Fixed Line and Other Revenues	146	124	17.7%	513	439	16.7%

EBITDA	444	359	23.7%	1,670	1,374	21.6%
% total revenues	46.7%	42.1%		46.5%	43.9%

EBIT	289	218	32.8%	1,130	885	27.7%
%	30.4%	25.5%		31.4%	28.3%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions;
Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not

Peru Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	11,254	9,686	16.2%
Postpaid	1,889	1,248	51.4%
Prepaid	9,365	8,438	11.0%
MOU	106	103	2.2%
ARPU (Sol)	22	22	-2.6%
Churn (%)	3.0%	3.4%	(0.4)
Revenue Generating Units (RGUs) *	690	436	58.3%
* Fixed Line, Broadband and Television

Central America and the Caribbean

19M subs

Our wireless subscriber base increased 6.4% over the year to finish December with 18.5 million subscribers in Central America and the Caribbean. This figure incorporates net additions of 503 thousand in the fourth quarter, a period when we started our operations in Costa Rica, completed the acquisition of Digicel’s operations in Honduras, and sold our operation in Jamaica. On the fixed-line platform we had 5.8 million RGUs, 7.6% more than in 2010, as PayTV accesses jumped 30.5% from the year-earlier quarter.

Wireless data revenues + 66% YoY

Fourth quarter revenues of 946 million dollars were up 5.7% year-on-year, with wireless service revenues rising 14.4% buoyed by 65.8% data revenue growth. Fixed-line revenues declined 4.0%, as the increase in PayTV and broadband revenues was not sufficient to fully compensate for the decline in fixed voice revenues.

4Q EBITDA margin of 26.8%

EBITDA for the quarter was 253 million dollars, equivalent to 26.8% of revenues. This figure already reflects the costs associated with the launch of our operations in Costa Rica and to a lesser extent, to the integration of our recently acquired operation in Honduras that had reported losses.

'11 revenues up 5% YoY	Revenues in 2011, 3.7 billion dollars, exceeded by 4.5% those of 2010 as wireless service revenues rose 12.1%. EBITDA of 1.1 billion dollars was practically flat from the year before.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	946	895	5.7%	3,655	3,498	4.5%
Wireless Revenues	528	459	14.9%	1,982	1,754	13.0%
Fixed Line and Other Revenues	419	436	-4.0%	1,673	1,744	-4.1%

EBITDA	253	276	-8.2%	1,120	1,114	0.5%
% total revenues	26.8%	30.8%		30.6%	31.8%

EBIT	24	64	-62.0%	188	212	-11.0%
%	2.6%	7.2%		5.1%	6.0%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless
Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and The Caribbean Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	18,524	17,417	6.4%
Postpaid	2,421	2,100	15.3%
Prepaid	16,103	15,317	5.1%
MOU	205	192	7.3%
ARPU (US$)	9	8	7.4%
Churn (%)	4.4%	3.6%	0.8
Revenue Generating Units (RGUs) *	5,781	5,374	7.6%
* Fixed Line, Broadband and Television

United States

493K net adds in 4Q	Tracfone added 493 thousand subscribers in the fourth quarter and more than two million in the year to finish 2011 with 19.8 million clients, an increase of 11.3% in the period.

4Q Revenues + 31% YoY

Our fourth quarter revenues topped one billion dollars. They were 30.9% higher than those of the year-earlier quarter, as ARPU rose 14.6% over the year and MOUs were just shy of 400 minutes per subscriber, up 32.0%, reflecting the greater weight of the StraightTalk plans within our commercial offerings.

EBITDA doubles YoY	The quarter’s EBITDA more than doubled that of the prior year and came in at 77 million dollars. The EBITDA margin for the period climbed 3.1 percentage points to 7.4%.

'11 EBITDA up 28%	Full year revenues were up 35.3% to 3.8 billion dollars while EBITDA rose 27.9% to 334 million dollars. The EBITDAmargin was equivalent to 8.8% of revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Total Revenues	1,033	789	30.9%	3,806	2,813	35.3%

EBITDA	77	34	126.9%	334	261	27.9%
% total revenues	7.4%	4.3%		8.8%	9.3%

EBIT	68	27	155.4%	304	234	30.0%
%	6.6%	3.4%		8.0%	8.3%

United States Operating Data (IFRS)

	4Q11	4Q10	Var.%
Wireless Subscribers (thousands)	19,762	17,749	11.3%
MOU	396	300	32.0%
ARPU (US$)	16	14	14.6%
Churn (%)	4.1%	4.1%	0.0

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA– Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAmargin – The ratio of EBITDAto total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. Atechnology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – Acompany’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA– The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Exchange Rates Local Currency Units per USD

	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
Mexico
EoP	13.99	12.36	13.2%	13.99	12.36	13.2%
Average	13.61	12.39	9.9%	12.42	12.64	-1.7%
Brazil
EoP	1.88	1.67	12.6%	1.88	1.67	12.6%
Average	1.80	1.70	6.1%	1.67	1.76	-4.8%
Argentina
EoP	4.30	3.98	8.2%	4.30	3.98	8.2%
Average	4.26	3.97	7.3%	4.13	3.91	5.6%
Chile
EoP	519	468	10.9%	519	468	10.9%
Average	512	480	6.6%	484	510	-5.2%
Colombia
EoP	1,943	1,914	1.5%	1,943	1,914	1.5%
Average	1,920	1,865	3.0%	1,841	1,899	-3.0%
Guatemala
EoP	7.81	8.01	-2.5%	7.81	8.01	-2.5%
Average	7.82	8.02	-2.4%	7.79	8.06	-3.4%
Honduras
EoP	19.18	19.03	0.8%	19.18	19.03	0.8%
Average	19.13	19.03	0.5%	19.05	19.03	0.1%
Nicaragua
EoP	22.97	21.88	5.0%	22.97	21.88	5.0%
Average	22.84	21.75	5.0%	22.42	21.36	5.0%
Costa Rica
EoP	518	518	0.0%	518	518	0.0%
Average	515	514	0.1%	511	491	4.1%
Peru
EoP	2.70	2.81	-4.0%	2.70	2.81	-4.0%
Average	2.70	2.80	-3.7%	2.75	2.83	-2.6%
Paraguay
EoP	4,478	4,558	-1.8%	4,478	4,558	-1.8%
Average	4,303	4,761	-9.6%	4,187	4,734	-11.5%
Uruguay
EoP	19.90	20.10	-1.0%	19.90	20.10	-1.0%
Average	19.93	20.06	-0.6%	19.32	20.06	-3.7%
Dominican
EoP	38.89	37.69	3.2%	38.89	37.69	3.2%
Average	38.55	37.38	3.1%	38.11	36.89	3.3%
Jamaica
EoP	86.60	85.86	0.9%	86.60	85.86	0.9%
Average	86.64	85.84	0.9%	86.07	87.42	-1.5%

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras
Claro Panama
Claro Costa Rica

Caribbean
Claro Dominicana
Claro Puerto Rico

USA
TracFone

Exchange Rates Local Currency Units per Mexican peso

	4Q11	4Q10	Var.%	Jan - Dec 11	Jan - Dec 10	Var.%
USA
EoP	0.07	0.08	-11.7%	0.07	0.08	-11.7%
Average	0.07	0.08	-9.0%	0.08	0.08	1.7%
Brazil
EoP	7.46	7.42	0.6%	7.46	7.42	0.6%
Average	7.56	7.30	3.6%	8.35	7.02	19.0%
Argentina
EoP	3.25	3.11	4.6%	3.25	3.11	4.6%
Average	3.20	3.12	2.4%	3.39	3.16	7.2%
Chile
EoP	0.027	0.026	2.1%	0.027	0.026	2.1%
Average	0.027	0.026	3.1%	0.029	0.024	19.5%
Colombia
EoP	0.0072	0.0065	11.5%	0.0072	0.0065	11.5%
Average	0.0071	0.0066	6.7%	0.0076	0.0065	16.8%
Guatemala
EoP	1.79	1.54	16.2%	1.79	1.54	16.2%
Average	1.74	1.55	12.6%	1.80	1.53	17.2%
Honduras
EoP	0.73	0.65	12.3%	0.73	0.65	12.3%
Average	0.71	0.65	9.3%	0.73	0.65	13.1%
Nicaragua
EoP	0.61	0.56	7.8%	0.61	0.56	7.8%
Average	0.60	0.57	4.6%	0.62	0.58	7.8%
Peru
EoP	5.19	4.40	17.9%	5.19	4.40	17.9%
Average	5.04	4.42	14.1%	5.08	4.37	16.2%
Paraguay
EoP	0.0031	0.0027	15.2%	0.0031	0.0027	15.2%
Average	0.0032	0.0026	21.6%	0.0033	0.0026	28.0%
Uruguay
EoP	0.70	0.61	14.4%	0.70	0.61	14.4%
Average	0.68	0.62	10.5%	0.72	0.62	17.6%
Dominican
EoP	0.36	0.33	9.7%	0.36	0.33	9.7%
Average	0.35	0.33	6.5%	0.37	0.33	9.6%
Jamaica
EoP	0.16	0.14	12.3%	0.16	0.14	12.3%
Average	0.16	0.14	8.8%	0.16	0.14	15.0%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/ or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimatesand intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 13, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact